                                October 27, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

Attention:  H. Roger Schwall

         Re:      Randgold Resources Limited
                  Registration Statement on Form F-3
                  No. 333-127711
                  ----------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 under the Securities Act of 1933, as amended, Randgold Resources Limited (the "Registrant") hereby requests that the effective date of the above-referenced Registration Statement on Form F-3, as amended, be accelerated so that the same may become effective at 5:00 p.m. on
October 27, 2005, or as soon thereafter as practicable. In addition, the
Registrant hereby acknowledges that:

         o     should the Securities and Exchange Commission (the "Commission")
               or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o     the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
               Commission or any person under the federal securities laws of the
               United States.

         If you require additional information, please call Steven Suzzan at
(212) 318-3092 or Tony Saur at (212) 318-3172.

                           Very truly yours,

                           RANDGOLD RESOURCES LIMITED

                           By:   /s/ D. Mark Bristow
                              --------------------------------
                              D. Mark Bristow
                              Chief Executive Officer